EXHIBIT (a)(1)(vii)

Highlights of the MMC Stock Option Exchange Program

Introducing the Exchange Offer
Stock options enable you to benefit from increases in the market price of MMC common stock. Many outstanding MMC stock options are currently “underwater” (meaning that the exercise price is higher than the current market price). To help restore the motivational and reward value of options, MMC is offering you the opportunity to exchange certain deeply underwater options that you currently hold for new ones at the current fair market value, as explained below. When you elect to exchange eligible options, they will be cancelled and new options will be issued in their place.

This booklet provides a general description of the offer and includes information you should consider when making your decision to participate in the offer.

For complete details on the offer, please read the Offer to Exchange Certain Outstanding Options (the Offer to Exchange). You will find this document in the Stock Option Exchange section of MMC PeopleLink (www.mmcpeoplelink.com, www.mmcpeoplelink.ca in Canada) along with other important information, including a general summary of the tax implications of the exchange in your country of residence.

Your Participation is Voluntary
You can choose whether or not to participate in the option exchange program – the decision is entirely yours. This is a one-time offer. The offer opens on May 23, 2005 at 9:00 a.m. U.S. Eastern Time and ends on June 30, 2005 at 5:00 p.m. U.S. Eastern Time. To participate, you must complete and submit your election as instructed on the stock option website (or by letter) before the offer closes. If you choose not to exchange any options, no action is required.

Key Dates

Date	Action
May 19, 2005	Annual Meeting – Stockholders vote on exchange offer

9:00 a.m. U.S. Eastern Time May 23, 2005	If stockholders approve, stock option exchange offer opens

May 23 – June 30, 2005	Election period

5:00 p.m. U.S. Eastern Time June 30, 2005	Stock option exchange offer closes

July 1, 2005	Exchanged options cancelled and new options granted

Note that dates for election period and grant of new options may change.

Highlights of the MMC Stock Option Exchange Program

Option Exchange Program At-a-Glance

Here are the basic provisions of the MMC Stock Option Exchange Program. Please see the Offer to Exchange for additional details.

Provision	Description
Eligible Employees

You will generally be eligible if you are an active employee of Marsh & McLennan Companies (MMC) or its subsidiaries, residing in an eligible country and holding at least one option eligible for exchange as of

  The day the offer opens (May 23, 2005),
  The day the offer closes (June 30, 2005), and
  The grant date of the new options (July 1, 2005).

Employees on the following types of leave are also eligible: military, short-term disability, family medical, short-term personal, health and other short-term leaves approved by MMC and long-term disability.

Ineligible Employees	You are ineligible to participate in the offer if you are a retiree, an active employee residing in a jurisdiction where participation in the offer is not practicable, as determined by the Company, a person on short-term leave of absence not described above, a terminated employee, a named executive officer of the Company, or a current or former executive officer covered by Section 16 under the Securities Exchange Act of 1934, prior to 2005.

Options Eligible for Exchange	In general, outstanding options that are 25% or more underwater based on the average of MMC’s high/low stock price on May 18, 2005 (the day before the Annual Meeting) are eligible for exchange. Check your personalized information in the Stock Option Exchange section of MMC PeopleLink at www.mmcpeoplelink.com or www.mmcpeoplelink.ca in Canada to see your eligible options, or see the materials that were mailed to you.

Exchange Ratio for New Options	The exchange ratio is set so that option holders who elect to participate in the program will receive new options that have an economic value equal to 90% of the value of their outstanding stock options (determined using the Black-Scholes option pricing model as of May 18, 2005). The actual value of the new options on the grant date may be substantially different. The exchange ratio will vary for different grants since they have different exercise prices and expiration dates.

Exercise Price of New Options	The exercise price of new options will be the average of MMC’s high/low stock prices on June 30, 2005, which is the trading date immediately preceding the grant date, as reported in the New York Stock Exchange Composite Tape.

Expiration Date of New Options	Each new option will have the same expiration date as the exchanged option.

Vesting of New Options	New options will vest on the later of July 1, 2007 or the original vesting date of the exchanged option.

Grant-by-Grant Exchange	If you elect to participate, you choose which grants to exchange. You must exchange all options granted on a given date, but need not exchange all eligible grants. For your eligible grants, see the stock option exchange section of MMC PeopleLink (www.mmcpeoplelink.com, or www.mmcpeoplelink.ca in Canada).

Election Period	You may elect to exchange your eligible options anytime between 9:00 a.m. U.S. Eastern Time on May 23, 2005 and 5:00 p.m. U.S. Eastern Time on June 30, 2005. You must be an eligible employee at the time the offer closes in order for your exchange election to be valid.

Grant Date of New Options	Options you elect to exchange will be cancelled and new options granted on July 1, 2005 (the first business day following the close of the offering period).

Highlights of the MMC Stock Option Exchange Program

Important Option Exchange Details

The offer opens on May 23 at 9:00 a.m. U.S. Eastern Time and closes on June 30, 2005 at 5:00 p.m. U.S. Eastern Time.

May 23: Offer opens	June 30: Offer closes	July 1: New options granted
First day to elect to exchange eligible options	Last day to elect to exchange eligible options Last day to change or withdraw exchange election	Date MMC expects to cancel exchanged options and grant new options
  If you elect to participate in the exchange offer, eligible options you elect to exchange will be cancelled on July 1, 2005.

  New options will be granted on July 1, 2005 (the first business day after the offer closes).

  The new option exercise price will be the average of MMC’s high/low stock price on June 30, 2005, as reported in the New York Stock Exchange Composite Tape.

  You must exchange all options granted on a certain date, but you don’t have to exchange every eligible option grant.

  If you choose not to exchange any options, there’s no action you need to take. Any options you choose not to exchange will remain outstanding and unchanged.

  The exchange ratio was set so that the Black-Scholes value (as defined below) of each new option would be equal to 90% of the Black-Scholes value of the exchanged option calculated as of May 18, 2005. The actual value of new options on the grant date of July 1, 2005 may be substantially different.

  Even if your eligible options are vested and exercisable, new options must vest before they can be exercised. New options will vest on the later of July 1, 2007 or the original vesting date of the exchanged option.

  New options will have the same expiration date as the options they replace. (For example, an option granted on March 17, 2004 would expire on March 16, 2014. If you elect to exchange that option, it would be cancelled and a new option granted on July 1, 2005 (the actual date may be different). The new option would expire on March 16, 2014.

  The ultimate value of existing and new options depends on the future performance of MMC stock and the stock price at the time you decide to exercise your options.

Highlights of the MMC Stock Option Exchange Program

How to Exchange Your Options
Please read the following instructions for completing your exchange election. Unless noted, you should complete your exchange election electronically. If you are unable to complete your exchange election electronically, you will find instructions for printing, signing and returning your exchange election form.

If you choose not to exchange options, no action is required on your part. In that case, you will continue to hold your existing options at their current price until you exercise them, or until they expire or, in the case of certain terminations of employment, are otherwise forfeited.

Step 1: Get Ready

  Carefully read all materials related to the exchange offer, including the following: Offer to Exchange Certain Outstanding Options, Frequently Asked Questions and Answers and Your Country’s Tax and Legal Documents.
  Review your stock options eligible for exchange and the resulting new options.
  If you have questions about the exchange, you can
    Call 212-345-3500 weekdays between 9:00 a.m. and 5:00 p.m. U.S. Eastern Time. You will be able to leave a voice message on this extension for calls after business hours.
    E-mail your questions to MMC.Stock.Option.Group@mmc.com.

Step 2: Make Your Election
If you are able to complete your election electronically, complete your election online via the stock option exchange section of MMC PeopleLink ( www.mmcpeoplelink.com, www.mmcpeoplelink.ca in Canada). Once you save your election, you will be able to print a copy for your records.

If you are unable to complete your election electronically, fax a hard copy of your exchange election form (and any other required forms) to MMC Global Compensation at 212-345-4767.

In either case, you will receive a confirmation of your election. If your election is completed online, you will receive a confirming e-mail as soon as your election is received. If you are submitting hard copy of your election form, you will receive your confirmation by mail after your form is received by MMC Global Compensation.

Changing Your Election
You may change your election at any time up to the close of the offer at 5:00 p.m. U.S. Eastern Time on June 30, 2005. To do so, just return to the stock option exchange section of the MMC PeopleLink website and follow the instructions to complete a new election, or fax a replacement hard copy of your exchange election form (and any other required forms) to MMC Global Compensation at 212-345-4767.

Highlights of the MMC Stock Option Exchange Program

Definition of Terms

Here are key terms used in this brochure and what they mean.

Black-Scholes

The Black-Scholes option pricing model is a widely-used and accepted option valuation methodology that provides an estimate of what an outside investor would be willing to pay for an option with similar terms. Because the values are estimates, actual gains could be higher or lower based on actual stock price performance.

Eligible options	You are ineligible to participate in the offer if you are a retiree, an active employee residing in a jurisdiction where participation in the offer is not practicable, as determined by the Company, a person on short-term leave of absence not described above, a terminated employee, a named executive officer of the Company, or a current or former executive officer covered by Section 16 under the Securities Exchange Act of 1934, prior to 2005.

Exchange ratio	Outstanding options granted by MMC that are at least 25% underwater, based on the average of MMC’s high/low stock price on May 18, 2005. The number of existing options that will be exchanged for new options. The exchange ratio is set so the Black-Scholes value of each new option will be equal to 90% of the Black-Scholes value of the exchanged option, determined as of May 18, 2005.

Exercise price	The price per share that you will pay at the time you exercise your option. For the new options, this is based on the average of the high/low stock prices of MMC stock on June 30, 2005 (the last business date immediately preceding the grant), as reported in the New York Stock Exchange Composite Tape.

Find Answers to Your Questions
If you have questions after reading all the related materials, including the FAQs (Frequently Asked Questions and Answers) on the website, please use the e-mail link on the site to submit your questions or e-mail directly to MMC.Stock.Option.Group@mmc.com You will receive a response within three business days. If the question is of general interest, the answer will also be posted to the stock option exchange section of MMC PeopleLink (www.mmcpeoplelink.com, www.mmcpeoplelink.ca in Canada).

Important Legal Information
In order to participate in this option exchange program, you must follow the instructions in the Offer to Exchange. You must be eligible to participate in the program as described there. Only certain outstanding MMC stock options are eligible to be exchanged. These options are also described in the Offer to Exchange.

The Offer to Exchange contains valuable information that may help you decide whether or not to participate in this program. For complete terms and conditions, please review the Offer to Exchange. If there is any discrepancy between this material and the Offer to Exchange, the Offer will govern. Participation in the option exchange program does not constitute a contract of employment or otherwise guarantee employment with MMC or its subsidiaries. This is a one-time offer to exchange existing options in order to receive a lesser number of new options with a new exercise price. MMC expects to cancel the existing outstanding options offered for exchange and grant the new options on the first business day after the close of the exchange offer.

There can be no assurances that any existing or new stock options will result in gains, or that exchanging existing stock options would be more advantageous than keeping them. MMC is not advising you as to whether or not to participate in the option exchange program. Only you are responsible for deciding whether to exchange your eligible stock options. When you participate in a stock-based program, you take on a number of risks, including Company risk and market risk.

Highlights of the MMC Stock Option Exchange Program

This material is for communication purposes only and is non-binding. MMC is not forecasting, in this or related materials, possible future increases, if any, in the value of MMC common stock.